   As filed with the Securities and Exchange Commission on December 11, 2001

                                                      Registration No. 333-69474
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 AMENDMENT NO. 3

                                       TO

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ----------

                         MCDERMOTT INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

       REPUBLIC OF PANAMA                       1450 POYDRAS STREET                          72-0593134
  (State or other jurisdiction           NEW ORLEANS, LOUISIANA 70112-6050       (I.R.S. Employer Identification No.)
of incorporation or organization)                 (504) 587-5400

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                BRUCE F. LONGAKER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               1450 POYDRAS STREET
                        NEW ORLEANS, LOUISIANA 70112-6050
                                 (504) 587-5400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------

                                    Copy to:
                                  TED W. PARIS
                               BAKER BOTTS L.L.P.
                              3000 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1838
                               FAX: (713) 229-1522

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

         If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ----------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.



================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED DECEMBER 11, 2001


PROSPECTUS


[Logo]



MCDERMOTT INTERNATIONAL, INC.
1450 Poydras
New Orleans, Louisiana 70112-6050
(504) 587-5400

CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5.

We will provide additional terms of our securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.

                                  $300,000,000
                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                 PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS


                                   ----------

                                  THE OFFERING

We may offer from time to time:

o        senior debt securities;

o        subordinated debt securities;

o        preferred stock;

o        common stock; and

o        warrants.

Our common stock is listed on the New York Stock Exchange under the symbol
"MDR."

                                   ----------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

The date of this prospectus is December   , 2001.

                                TABLE OF CONTENTS

About This Prospectus.............................................................................................2

About McDermott International, Inc................................................................................3

Risk Factors......................................................................................................5

Forward-Looking Information......................................................................................13

Use of Proceeds..................................................................................................15

Ratio of Earnings to Fixed Charges...............................................................................15

Description of Debt Securities...................................................................................16

Description of Capital Stock.....................................................................................23

Description of Warrants..........................................................................................31

Plan of Distribution.............................................................................................32

Legal Opinions...................................................................................................34

Experts..........................................................................................................34

Where You Can Find More Information..............................................................................34

Enforceability of Civil Liabilities..............................................................................35



                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a "shelf" registration process. Using this process, we may offer the securities this prospectus describes in one or more offerings with a total initial offering price of up to $300,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information this prospectus contains. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information."

                       ABOUT MCDERMOTT INTERNATIONAL, INC.

         McDermott International, Inc. ("McDermott") was incorporated under the laws of the Republic of Panama in 1959 and is the parent company of the McDermott group of companies, which includes:

         o J. Ray McDermott, S.A. ("JRM"), a Panamanian subsidiary of McDermott, and its consolidated subsidiaries;

         o McDermott Incorporated ("MI"), a Delaware subsidiary of McDermott, and its consolidated subsidiaries;

         o Babcock & Wilcox Investment Company ("BWICO"), a Delaware subsidiary of MI, and its consolidated subsidiaries;

         o BWX Technologies, Inc. ("BWXT"), a Delaware subsidiary of BWICO, and its consolidated subsidiaries; and

         o The Babcock & Wilcox Company ("B&W"), an unconsolidated Delaware subsidiary of BWICO.

We operate in four business segments:

         o Marine Construction Services includes the results of operations of JRM and its subsidiaries, which provide services to customers in the offshore oil and gas exploration and production and hydrocarbon processing industries and to other marine construction companies. This segment's principal activities include the design, engineering, fabrication and installation of offshore drilling and production platforms and other specialized structures, modular facilities, marine pipelines and subsea production systems and procurement activities. This segment also provides comprehensive project management services, feasibility studies, procurement activities, and removal, salvage and refurbishment services for offshore fixed platforms. This segment operates throughout the world in most major offshore oil and gas producing regions, including the Gulf of Mexico, the North Sea, West Africa, South America, the Middle East, India and the Far East.

         o Government Operations includes the results of operations of BWXT. This segment is the sole supplier of nuclear fuel assemblies and major nuclear reactor components to the U.S. Navy for the Naval Reactors Program and provides services to the U.S. Government, including uranium processing, environmental site restoration services and management and operating services for various U.S. Government-owned facilities, primarily within the nuclear weapons complex of the U.S. Department of Energy.

         o Industrial Operations includes the results of operations of McDermott Engineers & Constructors (Canada) Ltd., Hudson Products Corporation and McDermott Technologies, Inc. McDermott Engineers & Constructors (Canada) Ltd. and its subsidiaries provide project management, conceptual and process design, front-end engineering and design, detailed engineering, procurement, construction management and contract maintenance services to customers in a wide range of industries, including the oil and gas, power generation, industrial, civil and marine construction, petrochemical and pulp and paper industries. In October 2001, we completed the sale of McDermott Engineers & Constructors (Canada) Ltd. and its subsidiaries. Hudson Products Corporation supplies air-cooled heat exchangers and other manufactured products for industrial process systems. McDermott Technologies, Inc. performs research activities for our other segments and markets and negotiates and administers research and development contracts with third parties.

         o Power Generation Systems includes the results of operations of our Power Generation Group, which is conducted primarily through B&W and its subsidiaries. This segment provides a variety of services, equipment and systems to generate steam and electric power at energy facilities worldwide. This segment's activities include the following:

         o providing engineered-to-order services, products and systems for energy conversion worldwide and related industrial equipment, such as burners, pulverizer mills, soot blowers and ash handlers;

         o manufacturing heavy-pressure equipment for energy conversion, such as boilers fueled by coal, oil, bitumen, natural gas, solid municipal waste, biomass and other fuels;

         o        fabricating steam generators for nuclear power plants;

         o designing and supplying environmental control systems, including both wet and dry scrubbers for flue gas desulfurization, modules for selective catalytic reduction of nitrogen oxides and electrostatic precipitators and similar devices;

         o supporting operating plants with a wide variety of services, including the installation of new systems and replacement parts, engineering upgrades, construction, maintenance and field technical services such as condition assessments;

         o providing inventory services to help customers respond quickly to plant interruptions and assist construction crews in maintaining and repairing operating equipment; and

         o providing power through cogeneration, refuse-fueled power plants and other independent power-producing facilities.

         Due to B&W's Chapter 11 filing, effective February 22, 2000, we no longer consolidate the results of operations of B&W and its subsidiaries in our consolidated financial statements.

         In this prospectus, we refer to McDermott International, Inc., its wholly owned and majority-owned subsidiaries and its ownership interest in equity affiliates as "we" or "us," unless we specifically state otherwise or the context indicates otherwise. Our principal executive offices are located at 1450 Poydras Street, New Orleans, Louisiana, and our telephone number at that location is (504) 587-5400.

                                  RISK FACTORS

         You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.

IF B&W IS UNABLE TO CONTINUE AS A GOING CONCERN, WE WILL NOT BE ABLE TO RECOVER ALL OF OUR INVESTMENT IN B&W, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE MATERIALLY AND ADVERSELY AFFECTED AND THE TRADING VALUES OF OUR SECURITIES WILL LIKELY DECLINE.

         B&W's ability to continue as a going concern depends on its ability to resolve its ultimate asbestos liability from its net assets, future profits and cash flow and available insurance proceeds. There are a number of issues and matters to be resolved before the ultimate outcome of the B&W Chapter 11 proceedings can be determined, including, among others, the following:

         o        the ultimate asbestos liability of B&W and its subsidiaries;

         o the outcome of B&W's negotiations with the asbestos claimants committee, the future claimants' representative and other participants in the Chapter 11, concerning, among other things, the size and structure of a trust to satisfy the asbestos liability and the means for funding that trust;

         o the outcome of a declaratory judgment action involving a corporate reorganization that we completed in the fiscal year ended March 31, 1999, which included, among other things, B&W's cancellation of a $313 million note receivable from BWICO and B&W's transfer of all the capital stock of several subsidiaries to BWICO;

         o the outcome of declaratory judgment actions filed by some of our insurers and negotiations with our insurers as to additional amounts of coverage available to B&W and its subsidiaries and as to the participation of those insurers in a plan to fund a settlement trust;

         o the Bankruptcy Court's decisions relating to numerous other substantive and procedural aspects of the Chapter 11 proceedings;

         o the possible need for an extension of the three-year term of the $300 million debtor-in-possession revolving credit and letter of credit facility (the "DIP Credit Facility"), which is scheduled to expire in February 2003, to accommodate the issuance of letters of credit expiring after that date in connection with new construction and other contracts on which B&W intends to bid; and

         o the continued ability of our insurers to reimburse B&W and its subsidiaries for payments made to asbestos claimants.

Any changes in (1) the estimates of B&W's nonemployee asbestos liability and insurance recoverables and (2) the differences between the proportion of those liabilities covered by insurance and that experienced in the past, could result in material adjustments to B&W's financial statements and could negatively impact our ability to realize our net investment in B&W of $187 million. Furthermore, if the declaratory judgment action concerning our corporate reorganization in fiscal 1999 is decided against us by the Bankruptcy Court, the adverse effect on our consolidated financial position and results of operations could substantially exceed our investment in B&W. Either of these outcomes could materially and adversely affect the trading values of our securities. A substantial decline in the trading values of our equity securities would make it difficult for us to issue additional equity securities without substantial dilution to our then existing stockholders.

THE B&W CHAPTER 11 PROCEEDINGS ARE ADVERSELY IMPACTING OUR ABILITY TO ADDRESS OUR LIQUIDITY AND CAPITAL RESOURCES REQUIREMENTS AND INCREASING THE LIKELIHOOD THAT WE WILL HAVE TO INCUR DEBT WITH MORE STRINGENT

FINANCIAL AND OTHER COVENANTS OR ISSUE EQUITY SECURITIES THAT WILL DILUTE THE INTERESTS OF OUR EXISTING STOCKHOLDERS.

         During the first quarter of 2002, we will need to address several significant issues concerning our liquidity and capital resources. These include:

         o Reduction in surety bond capacity. Our two surety companies notified us in the first quarter of 2001 that they are no longer willing to issue bonds on our behalf. We are currently canvassing the surety market to obtain additional bonding capacity to secure contract bids and to meet the bonding requirements of various construction and other contracts with customers. Since we received the notice from our surety companies, we have been satisfying most of our bonding requirements by letters of credit and enhanced contract terms and conditions. However, if we fail to obtain replacement bonding capacity, our ability to secure customer contracts and pursue additional projects in the future may be materially adversely affected.

         o Upcoming maturity of MI's 9.375% notes. MI's 9.375% notes, which have an aggregate outstanding principal amount of $225 million, are scheduled to mature on March 15, 2002. In addition to those notes, MI has other outstanding notes and debt obligations with an aggregate principal amount of $90.7 million, of which $50 million is scheduled to mature in 2023. MI currently has insufficient cash and other liquid resources on hand to fund the repayment of its 9.375% notes. MI's ability to satisfy, extend or refinance these notes could be significantly influenced by the results of the declaratory action involving our corporate reorganization completed in fiscal 1999 that we refer to above. MI has a financial asset pursuant to a stock purchase and sale agreement with McDermott (the "Intercompany Agreement") which would currently entitle MI to receive $249.6 million from McDermott on the exercise of all MI's rights under that agreement. Such an exercise would generate a tax liability of $87.3 million. MI does not currently intend to exercise its right to sell under the Intercompany Agreement, although it may in the future elect to do so. Because we do not expect MI to generate sufficient operating cash flow to repay these notes at maturity, if its extension or refinancing alternatives do not materialize, MI will have to consider exercising its rights under the Intercompany Agreement, selling all or a part of one or more of its operating subsidiaries, requesting a capital contribution or loan from MII or some combination of these and other alternatives. As a result, MI's inability to successfully refinance or repay these notes could have a material adverse impact on McDermott's liquidity, financial condition and results of operations.

         o Negative cash flows from operating activities. We have incurred negative cash flows from operating activities in recent periods, including as recently as the first quarter of 2001. If we do not maintain positive cash flows from our operations, our liquidity and access to capital could become further limited.


         As a result of the B&W bankruptcy filing, our access to cash flows of B&W and its subsidiaries has been restricted and we are unable to issue debt supported by the cash flows or assets of B&W and its subsidiaries. In addition, any debt securities we issue under this prospectus will not rank senior to the guarantee obligations and other contingent claim exposures to creditors and customers of B&W that we discuss in the immediately following risk factor. We believe that the bankruptcy filing and the low levels of activity in the Marine Construction Services markets in recent periods have contributed to the reduction in our credit rating from Ba1 to Ba3 by Moody's Investor Service in June 2000 and from BB+ to B by Standard & Poors in December 2000 and, consequently, could adversely impact our access to capital. In addition, MI and JRM and their respective subsidiaries are limited, as a result of covenants in debt instruments, in their ability to transfer funds to McDermott and its other subsidiaries through cash dividends or through unsecured loans or investments. The combination of these factors and the liquidity and capital resources requirements we will be facing in the first quarter of 2002 is increasing the likelihood that we will have to incur debt with more stringent financial and other covenants or issue equity securities that will dilute the interests of our existing stockholders.

WE HAVE SIGNIFICANT GUARANTEE OBLIGATIONS AND OTHER CONTINGENT CLAIM EXPOSURES TO CREDITORS AND CUSTOMERS OF OUR SUBSIDIARIES, INCLUDING B&W, THAT MAY IMPACT OUR FLEXIBILITY IN ADDRESSING THE LIQUIDITY ISSUES CURRENTLY FACING OUR COMPANY OR OTHER NEEDS FOR CAPITAL THAT MAY ARISE IN THE FUTURE.

         In recent periods, McDermott has entered into credit arrangements to support its operating subsidiaries and, in some cases, guaranteed or otherwise become contingently liable for the credit arrangements and customer contractual obligations of its subsidiaries. These exposures include the following:

         o B&W letter of credit exposure. At the time of the B&W bankruptcy filing, McDermott was a maker or a guarantor of outstanding letters of credit aggregating approximately $146.5 million ($40.1 million at September 30, 2001) which were issued in connection with the business operations of B&W and its subsidiaries. At that time, MI and BWICO were similarly obligated with respect to additional letters of credit aggregating approximately $24.8 million which were issued in connection with the business operations of B&W and its subsidiaries. Although a permitted use of the DIP Credit Facility is the issuance of new letters of credit to backstop or replace these preexisting letters of credit, each of McDermott, MI and BWICO has agreed to indemnify and reimburse B&W and its filing subsidiaries for any customer draw on any letter of credit issued under the DIP Credit Facility to backstop or replace any such preexisting letter of credit for which it has exposure and for the associated letter of credit fees paid under the facility. As of September 30, 2001, approximately $60.7 million in letters of credit have been issued under the DIP Credit Facility to replace or backstop these preexisting letters of credit.

         o Co-obligor exposure under McDermott credit facility. McDermott is a co-obligor under a $200 million credit facility for McDermott, BWXT and Hudson Products Corporation (the "McDermott Credit Facility"). Accordingly, to the extent either Hudson Products Corporation or BWXT borrows or obtains letters of credit under that facility, McDermott is liable for the obligations owing to the lenders under the facility. As of September 30, 2001, outstanding borrowings under the McDermott Credit Facility aggregated $29.6 million and the outstanding letters of credit issued under that facility aggregated $61.1 million. McDermott has pledged investment portfolio assets having a fair market value of approximately $210.4 million as of September 30, 2001 to secure its obligations under the McDermott Credit Facility.

         o        Indemnification obligations under surety arrangements.
                  McDermott has agreed to indemnify our two surety companies for obligations of various subsidiaries of McDermott, including B&W and several of its subsidiaries, under surety bonds issued in connection with contract requirements. As of September 30, 2001, the aggregate outstanding amount of surety bonds that were guaranteed by McDermott and issued in connection with the business operations of its subsidiaries was approximately $197.0 million, of which $174.0 million related to the business operations of B&W and its subsidiaries.

The existence of these arrangements may adversely impact our flexibility in (1) addressing some of the liquidity issues we describe in the immediately preceding risk factor discussion and (2) accessing new capital resources to address liquidity issues or other needs for capital that may arise in the future.

WE ARE SUBJECT TO LOSS AND OTHER CONTINGENCIES RELATING TO ALLEGATIONS OF WRONGDOING AND ANTICOMPETITIVE ACTS MADE AGAINST MI, JRM, US AND OTHERS INVOLVING WORLDWIDE HEAVY-LIFT ACTIVITIES IN THE MARINE CONSTRUCTION SERVICES INDUSTRY.

         In March 1997, we began an investigation into allegations of wrongdoing by a limited number of our former employees and former employees of JRM and others. The allegations concerned the heavy-lift business of one of JRM's joint ventures, which owned and operated a fleet of large derrick vessels, and JRM. On becoming aware of these allegations, we notified authorities, including the Antitrust Division of the U.S. Department of Justice ("DOJ"), the Securities and Exchange Commission ("SEC") and the European Commission. As a result of that prompt notification, the DOJ has granted immunity to McDermott, JRM and certain affiliates, and our officers, directors and employees at the time of disclosure, from criminal prosecution for any anticompetitive acts involving worldwide heavy-lift activities. We have cooperated and are continuing to cooperate with the DOJ in its ongoing investigation into this and related matters.

         In June 1998, a number of major and independent oil and gas exploration and development companies filed lawsuits in the United States District Court for the Southern District of Texas against, among others, MI, JRM and us. These lawsuits allege, among other things, that the defendants engaged in anticompetitive acts in violation of Sections 1 and 2 of the Sherman Act, engaged in fraudulent activity and tortiously interfered with the plaintiffs' businesses in connection with certain offshore transportation and installation projects. In addition to seeking injunctions to enjoin us and the other defendants from engaging in future anticompetitive acts, actual damages and attorneys' fees, the plaintiffs are requesting treble damages. In December 2000, a number of Norwegian oil companies, including Norwegian affiliates of several of the plaintiffs in the cases pending in the Southern District of Texas, filed lawsuits against us and others for alleged violations of the Norwegian Pricing Act of 1953, in connection with projects completed offshore Norway. The plaintiffs in these lawsuits are seeking recovery of alleged actual damages in unspecified amounts. Under applicable Norwegian law, any recovery by these plaintiffs would be limited to their actual damages, and those damages would be recoverable only to the extent the plaintiffs have not received cost reimbursements or other related recoveries from their customers or other third parties. We understand that the conduct alleged by the Norwegian plaintiffs is generally the same as the conduct alleged by the plaintiffs in the cases pending in the Southern District of Texas.

         The ultimate outcome of the DOJ investigation, the civil lawsuits or any actions that others may take in connection with the allegations we describe above could have a material adverse effect on our consolidated financial position and results of operations.

OUR MARINE CONSTRUCTION SERVICES SEGMENT DERIVES SUBSTANTIALLY ALL ITS REVENUES FROM COMPANIES IN THE OIL AND GAS EXPLORATION AND PRODUCTION INDUSTRY, A HISTORICALLY CYCLICAL INDUSTRY WITH LEVELS OF ACTIVITY THAT ARE SIGNIFICANTLY AFFECTED BY THE LEVELS AND VOLATILITY OF OIL AND GAS PRICES.

         The demand for marine construction services has traditionally been cyclical, depending primarily on the capital expenditures of oil and gas companies for developmental construction. These capital expenditures are influenced by such factors as:

         o        prevailing oil and gas prices;

         o        expectations about future prices;

         o the cost of exploring for, producing and delivering oil and gas;

         o expectations about future prices, the cost of exploring for, producing and delivering oil and gas;

         o        the sale and expiration dates of available offshore leases;

         o the discovery rate of new oil and gas reserves in offshore areas;

         o domestic and international political, military, regulatory and economic conditions;

         o        technological advances; and

         o the ability of oil and gas companies to generate funds for capital expenditures.

         Prices for oil and gas historically have been extremely volatile and have reacted to changes in the supply of and demand for oil and natural gas (including changes resulting from the ability of the Organization of Petroleum Exporting Countries to establish and maintain production quotas), domestic and worldwide economic conditions and political instability in oil producing countries. We anticipate prices for oil and natural gas will continue to be volatile and affect the demand for and pricing of our services. A material decline in oil or natural gas prices or activities over a sustained period of time could materially adversely affect the demand for our services and, therefore, our results of operations and financial condition.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH CONTRACTUAL PRICING IN THE OFFSHORE MARINE CONSTRUCTION INDUSTRY, INCLUDING THE RISK THAT, IF OUR ACTUAL COSTS EXCEED THE COSTS WE ESTIMATE ON OUR FIXED-PRICE CONTRACTS, OUR GROSS MARGINS AND PROFITABILITY WILL DECLINE.

         Because of the highly competitive nature of the offshore marine construction industry, our Marine Construction Services segment performs a substantial number of its projects on a fixed-price basis. We attempt to cover increased costs of anticipated charges in labor, material and service costs of long-term contracts, either through estimates of cost increases, which are reflected in the original contract price, or through price escalation clauses. Despite these attempts, however, the revenue, cost and gross profit we realize on a fixed-price contract will often vary from the estimated amounts because of changes in job conditions and variations in labor and equipment productivity over the term of the contract. These variations and the risks generally inherent in the marine construction industry may result in the gross profits we realize being different from those we originally estimated and may result in reduced profitability or losses on projects.

         In addition, we recognize revenues under our long-term contracts in the Marine Construction Services segment on a percentage-of-completion basis. Accordingly, we review contract price and cost estimates periodically as the work progresses and reflect adjustments proportionate to the percentage of completion in income in the period when we revise those estimates. To the extent these adjustments result in a reduction or an elimination of previously reported profits with respect to a project, we would recognize a charge against current earnings, which could be material.

WE FACE RISKS ASSOCIATED WITH INVESTING IN FOREIGN SUBSIDIARIES AND JOINT VENTURES, INCLUDING THE RISK THAT WE MAY BE RESTRICTED IN OUR ABILITY TO ACCESS THE CASH FLOWS OR ASSETS OF THESE ENTITIES.

         We conduct some operations through foreign subsidiaries and joint ventures. We do not manage all of these entities. Even in those joint ventures that we manage, we are often required to consider the interests of our joint venture partners in connection with decisions concerning the operations of the joint ventures. Arrangements involving these subsidiaries and joint ventures may restrict us from gaining access to the cash flows or assets of these entities. In addition, these foreign subsidiaries and joint ventures sometimes face governmentally imposed restrictions on their abilities to transfer funds to us.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO POLITICAL, ECONOMIC AND OTHER UNCERTAINTIES NOT ENCOUNTERED IN OUR DOMESTIC OPERATIONS.

         We derive a significant portion of our revenues from international operations. Our international operations are subject to political, economic and other uncertainties not encountered in domestic operations. These include:

         o        risks of war and civil unrest;

         o        expropriation, confiscation or nationalization of our assets;

         o        renegotiation or nullification of our existing contracts;

         o changing political conditions and changing laws and policies affecting trade and investment;

         o        the overlap of different tax structures; and

         o the risks associated with the assertion of foreign sovereignty over areas in which our operations are conducted.

         Our Marine Construction Services segment may be particularly susceptible to regional conditions that may adversely affect its operations, because its major marine vessels typically require relatively long periods of time to mobilize over long distances. Additionally, various foreign jurisdictions have laws limiting the right and ability of foreign subsidiaries and joint ventures to pay dividends and remit earnings to affiliated companies.

         Our international operations sometimes face the additional risks of fluctuating currency values, hard currency shortages and controls of foreign currency exchange.

OUR OPERATIONS ARE SUBJECT TO OPERATING RISKS AND LIMITS ON INSURANCE COVERAGE, WHICH COULD EXPOSE US TO POTENTIALLY SIGNIFICANT LIABILITY COSTS.

         We are subject to a number of risks inherent in our operations, including:

         o        accidents resulting in the loss of life or property;

         o        pollution or other environmental mishaps;

         o        adverse weather conditions;

         o        mechanical failures;

         o        collisions;

         o        property losses;

         o business interruption due to political action in foreign countries; and

         o        labor stoppages.

         We have been, and in the future we may be, named as defendants in lawsuits asserting large claims as a result of litigation arising from events such as these. Some of the risks inherent in our operations are either not insurable or insurance is available only at rates that we consider uneconomical (particularly after the impact on the insurance markets of the September 11, 2001 terrorist attacks in New York City and Washington, D.C.). Among those risks are war and confiscation of property in certain areas of the world and pollution liability in excess of relatively low limits. Depending on competitive conditions and other factors, we endeavor to obtain contractual protection against uninsured risks from our customers. When obtained, such contractual indemnification protection may not in all cases be supported by adequate insurance maintained by the customer. Such insurance or contractual indemnity protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim for which we are not fully insured could have a material adverse effect on us.

         BWXT, through two of its dedicated limited liability companies, has long-term management and operating agreements with the U.S. Government for the Y-12 and the Pantex facilities. Most insurable liabilities arising from these sites are not protected in our corporate insurance program but rely on government contractual agreements and certain specialized self-insurance programs funded by the U.S. Government. However, the U. S. Government is not contractually obligated to pay under a formal indemnification agreement.

WE DEPEND ON SIGNIFICANT CUSTOMERS.

         Some of our industry segments derive a significant amount of their revenues from a small number of customers. The inability of these segments to continue to perform services for a number of their large existing customers, if not offset by contracts with new or other existing customers, could have a material adverse effect on our business and operations.

         Our significant customers include state and federal government agencies and utilities. In particular, our Government Operations segment derives substantially all its revenue from the U.S. Government. Some of our large multi-year contracts with the U.S. Government are subject to annual funding determinations. State and U.S. Government budget restraints and other factors affecting these governments may adversely affect our business.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

         Most industry segments in which we operate are highly competitive. Some of our competitors or potential competitors have greater financial or other resources than we have. Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than those of our products and services.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN TRAINED PERSONNEL IN THE FUTURE, COULD DISRUPT OUR OPERATIONS AND RESULT IN LOSS OF REVENUES.

         Our success depends on the continued active participation of our executive officers and key operating personnel. The loss of the services of any one of these persons could adversely affect our operations.

         Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As a result, our operations depend, to a considerable extent, on the continuing availability of such personnel. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our equipment, our operations could be adversely affected. Significant increases in the wages paid by our competitors could result in a reduction in our workforce, increases in wage rates, or both. If either of these events occurred for a significant period of time, our financial condition and results of operations could be adversely impacted.

         A substantial number of our employees are members of labor unions. If we are unable to negotiate acceptable new contracts with our unions in the future, we could experience strikes or other work stoppages by the affected employees, and new contracts could result in increased operating costs attributable to both union and non-union employees. If any such strikes or other work stoppages were to occur, or if our other employees were to become represented by unions, we could experience a significant disruption of our operations and higher ongoing labor costs.

WE ARE SUBJECT TO GOVERNMENT REGULATIONS THAT MAY ADVERSELY AFFECT OUR FUTURE OPERATIONS.

         Many aspects of our operations and properties are affected by political developments and are subject to both domestic and foreign governmental regulations, including those relating to:

         o construction and equipping of production platforms and other marine facilities;

         o        marine vessel safety;

         o        currency conversions and repatriation;

         o        oil exploration and development;

         o taxation of foreign earnings and earnings of expatriate personnel; and

         o        use of local employees and suppliers by foreign contractors.

         In addition, our Marine Construction Services segment depends on the demand for its services from the oil and gas industry and, therefore, is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic and other policy reasons would adversely affect the operations of our Marine Construction Services segment by limiting the demand for its services.

ENVIRONMENTAL LAWS AND REGULATIONS AND CIVIL LIABILITY FOR CONTAMINATION OF THE ENVIRONMENT OR RELATED PERSONAL INJURIES MAY RESULT IN INCREASES IN OUR OPERATING COSTS AND CAPITAL EXPENDITURES AND DECREASES IN OUR EARNINGS AND CASH FLOW.

         Governmental requirements relating to the protection of the environment, including solid waste management, air quality, water quality, the decontamination and decommissioning of former nuclear manufacturing and processing facilities and cleanup of contaminated sites, have had a substantial impact on our operations. These requirements are complex and subject to frequent change. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. In addition, some of our operations and the operations of predecessor owners of some of our properties have exposed us to civil claims by third parties for liability resulting from contamination of the environment or personal injuries caused by releases of hazardous substances into the environment.

WE MAY ISSUE PREFERRED STOCK WHOSE TERMS COULD ADVERSELY AFFECT THE VOTING POWER OR VALUE OF OUR COMMON STOCK.

         Our articles of incorporation authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. See "Description of Capital Stock -- Preferred Stock."

PROVISIONS IN OUR CORPORATE DOCUMENTS AND PANAMANIAN LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, EVEN IF THAT CHANGE WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

         The existence of some provisions in our corporate documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our articles of incorporation and amended and restated by-laws contain provisions that may make acquiring control of our company difficult, including:

         o provisions relating to the classification, nomination and removal of our directors;

         o provisions regulating the ability of our stockholders to bring matters for action at annual meetings of our stockholders; and

         o the authorization given to our board of directors to issue and set the terms of preferred stock.

         In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in McDermott without advance approval of our board of directors, while a decree issued by the Republic of Panama would impose significant restrictions on any offer to acquire more than 5% of our outstanding common stock. Panamanian law also effectively limits the ability of a potential acquiror to obtain a written consent of our stockholders. See "Description of Capital Stock."

IT MAY BE DIFFICULT FOR INVESTORS TO ENFORCE JUDGMENTS OBTAINED IN U.S. COURTS AGAINST US.

         McDermott is a Panamanian corporation. Because its principal executive office is located in the United States, investors will be able to effect service of process within the United States on McDermott. However, it may be difficult for investors to execute, levy upon or otherwise satisfy in United States courts, judgments against McDermott obtained in United States courts predicated solely on the civil liability provisions of the United States securities laws. We have been advised by legal counsel in Panama that Panamanian courts would enforce a judgment of a United States court obtained against McDermott predicated on the civil liability provisions of the United States securities laws, provided that such judgment is approved by the Supreme Court of Panama. In an original action, a Panamanian court would not impose liabilities against McDermott predicated solely on the United States securities laws. See "Enforceability of Civil Liabilities."

                           FORWARD-LOOKING INFORMATION

         This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "plan," "forecast," "budget," "goal" or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

         The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

         o        general economic and business conditions and industry trends;

         o the continued strength of the industries in which we are involved;

         o decisions about offshore developments to be made by oil and gas companies;

         o        the deregulation of the U.S. electric power market;

         o        the highly competitive nature of our businesses;

         o our future financial performance, including availability, terms and deployment of capital;

         o        the continued availability of qualified personnel;

         o operating risks normally incident to offshore exploration, development and production operations;

         o changes in, or our ability to comply with, government regulations, and adverse outcomes from legal and regulatory proceedings, including the results of ongoing governmental investigations and related civil lawsuits involving alleged anticompetitive practices in our marine construction business;

         o estimates for pending and future nonemployee asbestos claims against B&W and potential adverse developments that may occur in the Chapter 11 reorganization proceedings involving B&W and certain of its subsidiaries;

         o the potential impact on available insurance due to the recent increases in bankruptcy filings by asbestos-troubled companies;

         o        changes in existing environmental regulatory matters;

         o        rapid technological changes;

         o difficulties we may encounter in obtaining regulatory or other necessary approvals of any strategic transactions;

         o social, political and economic situations in foreign countries where we do business, including among others, countries in the Middle East;

         o        effects of asserted and unasserted claims;

         o        our ability to obtain surety bonds and letters of credit;

         o the continued ability of our insurers to reimburse us for payments made to asbestos claimants; and

         o our ability to maintain builder's risk, liability and property insurance in amounts we consider adequate at rates that we consider economical, particularly after the impact on the insurance industry of the September 11, 2001 terrorist attacks.

We have discussed some of these factors in more detail in the "Risk Factors" section of this prospectus. These factors are not necessarily all the important factors that could affect us. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

                                 USE OF PROCEEDS

         Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include funding working capital requirements, capital expenditures, repayment and refinancing of indebtedness and repurchases and redemptions of securities. Pending any specific application, we may initially invest those funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                       RATIO OF EARNINGS TO FIXED CHARGES

         Our ratio of earnings to fixed charges for each of the periods shown is as follows:

                             Nine Months                     Nine-Month
                                Ended         Year Ended    Period Ended        Year Ended March 31,
                            September 30,    December 31,   December 31,   ------------------------------
                                 2001            2000           1999         1999       1998       1997
                            --------------   ------------   ------------   --------   --------   --------
Ratio of earnings to
  fixed charges                  1.71x           1.10x          1.89x        3.00x      3.41x        --

         We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of income before income taxes plus fixed charges exclusive of capitalized interest. "Fixed charges" consist of interest, whether expensed or capitalized, amortization of capitalized expenses relating to indebtedness and an estimate of the portion of annual rental expense on operating leases that represents the interest factor. As a result of a loss we incurred in the fiscal year ended March 31, 1997, our earnings did not cover our fixed charges by approximately $214.8 million in that fiscal year.

                         DESCRIPTION OF DEBT SECURITIES

         The debt securities covered by this prospectus will be our general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. We will issue the debt securities under one or more separate indentures between us and a trustee that we will name in the prospectus supplement. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. In this description, we sometimes call the senior indenture and the subordinated indenture the "indentures."

         We have summarized the provisions of the indentures and the debt securities below. You should read the indentures for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed the forms of the indentures with the SEC as exhibits to the registration statement, and we will include the applicable final indenture and any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. Please read "Where You Can Find More Information."

         In this summary description of the debt securities, all references to "McDermott" or "us" mean McDermott International, Inc. only, unless we state otherwise or the context clearly indicates otherwise.

GENERAL

         The senior debt securities will constitute senior debt and will rank equally with all our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, any senior debt securities and all our other senior debt. The indentures will not limit the amount of debt we may issue under the indentures, and, unless we inform you otherwise in the prospectus supplement, they will not limit the amount of other unsecured debt or securities we may incur or issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

         We conduct a substantial part of our operations through our subsidiaries, and our subsidiaries generate a significant part of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are important sources of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain from our subsidiaries cash that we need to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

         Unless we inform you otherwise in the prospectus supplement, the indentures and the debt securities will not contain:

         o any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction; or

         o provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating resulting from a takeover, recapitalization or similar restructuring or otherwise.

         The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

         o        the title of the debt securities;

         o        the total principal amount of the debt securities;

         o whether the debt securities are senior debt securities or subordinated debt securities;

         o whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

         o the date or dates on which the principal of and any premium on the debt securities will be payable;

         o any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

         o whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

         o the place or places where payments on the debt securities will be payable;

         o        any provisions for redemption or early repayment;

         o any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity;

         o        the denominations in which we may issue the debt securities;

         o whether payments on the debt securities will be payable in foreign currency or currency units or another form, and whether payments will be payable by reference to any index or formula;

         o the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

         o any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

         o any changes or additions to the events of default or covenants this prospectus describes;

         o any restrictions or other provisions relating to the transfer or exchange of the debt securities;

         o any terms for the conversion or exchange of the debt securities for other securities issued by McDermott or any other entity; and

         o        any other terms of the debt securities.

         We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. Those debt securities may bear no interest or may bear interest at a rate that at the time of issuance is below market rates.

         If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

SUBORDINATION

         Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal, interest or any premium on the subordinated debt securities if:

         o we fail to pay the principal, interest, premium or any other amounts on any Senior Debt when due; or

         o we default in performing any other covenant (a "covenant default") in any Senior Debt that we have designated if the covenant default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold.

         Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from making payments on the subordinated debt securities only for up to 179 days after holders of the Senior Debt give the trustee for the subordinated debt securities notice of the covenant default.

         The subordination provisions will not affect our obligation, which will be absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination provisions will not prevent the occurrence of any default under the subordinated indenture.

         Unless we inform you otherwise in the prospectus supplement, the subordinated indenture will not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than our other creditors.

         Unless we inform you otherwise in the prospectus supplement, "Senior Debt" will mean all notes or other indebtedness, including guarantees, of McDermott for money borrowed and similar obligations, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         The indentures generally will permit a consolidation or merger between us and another entity. They also will permit the sale by us of our assets substantially as an entirety. The indentures will provide, however, that we may consolidate with another entity to form a new entity or merge into any other entity or transfer or dispose of our assets substantially as an entirety to any other entity only if:

         o the resulting or surviving entity assumes the due and punctual payments on the debt securities and the performance of our covenants and obligations under the applicable indenture and the debt securities; and

         o immediately after giving effect to the transaction, no default or event of default would occur and be continuing.

EVENTS OF DEFAULT

         Unless we inform you otherwise in the prospectus supplement, the following will be events of default with respect to a series of debt securities:

         o our failure to pay interest or any required additional amounts on any debt securities of that series for 30 days;

         o our failure to pay principal of or any premium on any debt securities of that series when due;

         o our failure to deposit any mandatory sinking fund payment for that series of debt securities when due for 30 days;

         o our failure to comply with any of our covenants or agreements in the debt securities of that series or the applicable indenture, other than an agreement or covenant that we have included in that indenture solely for the benefit of other series of debt securities, for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all the outstanding debt securities issued under that indenture that are affected by that failure;

         o specified events involving bankruptcy, insolvency or reorganization of McDermott; and

         o any other event of default provided for that series of debt securities.

         A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

         If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default, or, in some cases, 25% in principal amount of all senior debt securities or subordinated debt securities affected, voting as one class, may declare the principal of and all accrued and all unpaid interest on those debt securities to be immediately due and payable. If an event of default relating to events of bankruptcy, insolvency or reorganization occurs, the principal of and all accrued and unpaid interest on all the debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default, or of all senior debt securities or subordinated debt securities affected, voting as one class, may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default under either of the indentures may give rise to cross defaults on our other indebtedness.

         A holder of a debt security of any series will be able to pursue any remedy under the applicable indenture only if:

         o the holder gives the trustee written notice of a continuing event of default for that series;

         o the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

         o the holder or holders offer to the trustee indemnity reasonably satisfactory to it;

         o the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

         o during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision will not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

         In most cases, holders of a majority in principal amount of the outstanding debt securities of a series, or of all debt securities affected, voting as one class, will be able to direct the time, method and place of:

         o conducting any proceeding for any remedy available to the applicable trustee; and

         o exercising any trust or power conferred on the applicable trustee not relating to or arising under an event of default.

         Each indenture will require us to file with the trustee each year a written statement as to our compliance with the covenants contained in that indenture.

MODIFICATION AND WAIVER

         We may amend or supplement either indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the applicable indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

         o reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

         o reduce the rate of or change the time for payment of interest on any debt security;

         o reduce the principal of, premium on or any mandatory sinking fund payment for any debt security;

         o        change the stated maturity of any debt security;

         o reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed;

         o change any obligation to pay additional amounts on any debt security;

         o make the payments on any debt security payable in any currency or currency unit other than as the debt security originally states;

         o impair the holder's right to institute suit for the enforcement of any payment on any debt security;

         o make any change in the percentage of principal amount of debt securities necessary to waive compliance with specified provisions of the applicable indenture or to make any change in the applicable indenture's provisions for modification;

         o waive a continuing default or event of default regarding any payment on any debt security; or

         o with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security.

         We and the applicable trustee may agree to amend or supplement either indenture or waive any provision of either indenture without the consent of any holders of debt securities in some circumstances, including:

         o        to cure any ambiguity, omission, defect or inconsistency;

         o to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer;

         o to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

         o to provide any security for or add guarantees of any series of debt securities;

         o to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

         o to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

         o        to add events of default with respect to any debt securities;

         o to make any change that does not adversely affect any outstanding debt securities of any series in any material respect;

         o to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect; and

         o to provide for the acceptance of a successor or another trustee.

         The holders of a majority in principal amount of the outstanding debt securities of any series, or of all senior debt securities or subordinated debt securities affected, voting as one class, may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

DISCHARGE AND DEFEASANCE

         We will be discharged from all obligations under the applicable indenture with respect to any series of debt securities, except for surviving obligations relating to any conversion rights and to register the transfer or exchange of the debt securities, if:

         o all debt securities of the series previously authenticated and delivered under the relevant indenture have been delivered to the indenture trustee for cancellation; or

         o all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of that series on the dates those payments are due.

         To exercise our right to be discharged, we must deliver to the applicable trustee an opinion of counsel and an officers' certificate stating that all conditions precedent to the satisfaction and discharge of the applicable indenture have been complied with.

         In addition to our right of discharge described above, we may deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

         o we will be discharged from our obligations with respect to the debt securities of that series ("legal defeasance"); or

         o we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive ("covenant defeasance").

         If we defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations to:

         o        register the transfer or exchange of debt securities;

         o        replace stolen, lost or mutilated debt securities; and

         o        maintain paying agencies and hold moneys for payment in trust.

         Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the United States Internal Revenue Service or a change in law to that effect.

GOVERNING LAW

         New York law will govern the indentures and the debt securities.

TRUSTEE

         If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

         Each indenture will limit the right of the trustee, if it becomes one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

         We will issue the debt securities in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

         Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

         Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee under each indenture as security registrar for the debt securities we issue under that indenture. If the prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent.

         In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security:

         o during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing; or

         o if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

PAYMENT AND PAYING AGENTS

         Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder's registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

         Unless we inform you otherwise in the prospectus supplement, we will designate the trustee under each indenture as our paying agent for payments on debt securities we issue under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

         Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to us, holders entitled to those funds must look only to us for payment.

BOOK-ENTRY DEBT SECURITIES

         We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of:

         o        150,000,000 shares of common stock; and

         o        25,000,000 shares of preferred stock, issuable in series.

         As of November 1, 2001, there were 61,723,730 shares of common stock issued and outstanding, net of 2,065,612 shares held as treasury stock. Also as of November 1, 2001, there were 110,000 shares of our preferred stock issued and outstanding, all of which were owned by MI.

         In the discussion that follows, we refer to (1) our articles of incorporation, as amended, as our "articles of incorporation" and (2) our amended and restated by-laws as our "by-laws." You should read our articles of incorporation and by-laws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement. Please read "Where You Can Find More Information."

COMMON STOCK

         Holders of common stock are entitled to one vote per share on matters submitted to them. Holders of common stock may not cumulate their votes in the election of directors. As a result, the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting us.

         Some business combination transactions require more than a simple majority vote. We have described these business combination transactions below under "-- Other Matters -- Business Combination Transactions Requiring More Than a Majority Vote."

         Holders of common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. We generally do not pay cash dividends, and we intend to retain future earnings to provide funds for use in the operation and expansion of our business. In addition, the payment of dividends on the common stock may be limited by obligations we may have to holders of any preferred stock or by the provisions of our debt instruments.

         If we liquidate or dissolve our business, the holders of common stock will share ratably in all assets available for distribution to stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

         The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer and sell under this prospectus will also be fully paid and nonassessable.

         Our outstanding shares of the common stock are listed on the New York Stock Exchange and trade under the symbol "MDR." Any additional shares of common stock we offer and sell under this prospectus will also be listed on the New York Stock Exchange.

PREFERRED STOCK

         At the direction of our board of directors, without any action by the holders of common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock and, subject to some limitations our articles of incorporation set forth, the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

         The prospectus supplement relating to any series of preferred stock we offer will include specific terms relating to the offering. These terms will include some or all of the following:

         o        the series designation of the preferred stock;

         o        the maximum number of shares of the series;

         o the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

         o        any liquidation preference;

         o        any optional redemption provisions;

         o any sinking fund or other provisions that would obligate us to redeem or repurchase the preferred stock;

         o any terms for the conversion or exchange of the preferred stock for any other securities;

         o        any voting rights; and

         o any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

         Any preferred stock we offer and sell under this prospectus will be fully paid and nonassessable.

         The registration statement will include the certificate of designation as an exhibit or will incorporate the certificate of designation by reference. You should read that document for provisions that may be important to you.

         Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

STOCKHOLDER RIGHTS PLAN

         On October 17, 2001, we entered into a rights agreement with Equiserve Trust Company, N.A., as rights agent, providing for the issuance of preferred stock purchase rights to holders of common stock. Under the plan, each share of common stock currently includes one right to purchase from us a unit consisting of one one-thousandth of a share of our Series D participating preferred stock at an exercise price of $35.00 per unit, subject to adjustment. We have summarized the rights agreement below. You should read the rights agreement for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed a copy of the rights agreement with the SEC, and it is incorporated by reference as an exhibit to the registration statement. Please read "Where You Can Find More Information."

         The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date. The rights are not exercisable until after the rights distribution date and will expire at the close of business on November 1, 2006, unless we earlier redeem or exchange them as we describe below. The rights distribution date would occur, except in some cases, on the earlier of:

         o ten days following a public announcement that a person or group of affiliated or associated persons (collectively, an "acquiring person") has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of our common stock; or

         o ten business days following the start of a tender or exchange offer that would result, if closed, in a person's becoming an acquiring person.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient shares of common stock.

         Until the rights distribution date:

         o common stock certificates will evidence the rights, and the rights will be transferable only with those certificates;

         o any new common stock certificates we issue will contain a notation incorporating the rights agreement by reference; and

         o the surrender for transfer of any common stock certificate will also constitute the transfer of the rights associated with the stock that certificate represents.

         As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock as of the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

         We will not issue rights with any shares of common stock we issue after the rights distribution date, except:

         o        as our board of directors otherwise may determine; and

         o together with shares of common stock we issue as a result of previously established incentive plans or convertible securities.

         A flip-in event will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a permitted offer. The rights agreement defines permitted offer to mean a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the independent members of our board of directors determines to be fair to and otherwise in the best interests of our company and our stockholders.

         At any time until ten days after the first date of public announcement of the occurrence of a flip-in event, we may generally redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors selects. The rights will not be exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action. The Rights Plan does not prevent a stockholder from conducting a proxy contest to remove and replace the members of our board of directors with directors who then vote to redeem the rights, if such actions are taken prior to the time that such stockholder becomes an acquiring person.

         If a flip-in event occurs and we do not redeem the rights, each right, other than any right that has become null and void as we describe below, will become exercisable, at the time we no longer may redeem it, to receive the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of the right.

         When a flip-in event occurs, all rights that then are, or in some circumstances were, beneficially owned by or transferred to an acquiring person or specified related parties will become null and void in the circumstances the rights agreement specifies.

         A flip-over event will occur under the rights agreement when, at any time from and after the time a person becomes an acquiring person:

         o we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or

         o 50% or more of our assets, cash flow or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, except rights that previously have become void as we describe above, thereafter will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of the right.

         The number of outstanding rights associated with a share of common stock, the number of fractional shares of participating preferred stock issuable on exercise of a right and the exercise price of the rights are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock occurring prior to the rights distribution date. The exercise price of the rights and the number of fractional shares of participating preferred stock or other securities or property issuable on exercise of the rights also are subject to adjustment from time to time to prevent dilution in the event of specified types of transactions affecting the participating preferred stock.

         With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of participating preferred stock that are not integral multiples of one one-thousandth, and, in lieu thereof, we will make a cash adjustment based on the market price of the participating preferred stock on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of participating preferred stock.

         At any time after the occurrence of a flip-in event and prior to (1) a person's becoming the beneficial owner of 50% or more of the shares of common stock then outstanding or (2) the occurrence of a flip-over event, we may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of common stock, and/or other equity securities we deem to have the same value as one share of common stock, per right, subject to adjustment.

         During the time we may redeem the rights, we may, at the direction of our board of directors, amend any of the provisions of the rights agreement other than the redemption price. Thereafter, we may amend the provisions of the rights agreement, other than the redemption price, only as follows:

         o        to cure any ambiguity, defect or inconsistency;

         o to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

         o to shorten or lengthen any time period under the rights agreement; provided, however, that we cannot lengthen the time period governing redemption if the rights are no longer redeemable.

         Until a right is exercised, the holder thereof, as such, will have no rights to vote or receive dividends or any other rights as a stockholder.

         In accordance with the provisions of the rights agreement, at our 2002 annual meeting of stockholders, our board of directors will propose as a resolution that the rights agreement be continued in accordance with its terms. If the holders of a majority of the voting power of the shares of the outstanding capital stock present, in person or by proxy, at that meeting and entitled to vote and actually voting on the matter vote against that resolution, then the board of directors will promptly take action to redeem the rights or terminate the rights agreement; provided, however, that the rights agreement will not require our board of directors to take that action if a person has made a proposal to acquire or disclosed plans to acquire (1) our company, (2) a significant portion of the assets, cash flow or earnings power of our company and its subsidiaries taken as a whole or (3) a number of shares of common stock that would result in that person's becoming an acquiring person.

         The rights have antitakeover effects. They will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us, even if the acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights or approve a permitted offer under the plan, the rights should not interfere with a merger or other business combination our board of directors approves.

LIMITATION ON DIRECTORS' LIABILITY

         Our articles of incorporation limit the liability of our directors to us or our stockholders such that no member of our board of directors will be personally liable for monetary damages for any breach of the member's fiduciary duty as a director, except for liability:

         o for any breach of the member's duty of loyalty to us or our stockholders;

         o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         o for unlawful payments of dividends or unlawful stock repurchases or redemptions; and

         o for any transaction from which the member derived an improper personal benefit.

         This provision could have the effect of discouraging or deterring our stockholders from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders and us. Our by-laws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities, and we have entered into agreements with each of our directors which provide them with contractual rights of indemnification consistent with our by-laws.

OTHER MATTERS

         Some of the provisions of our articles of incorporation and by-laws and Panamanian law discussed below may have the effect, either alone or in combination, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that our board of directors opposes but that a stockholder might consider to be in its best interest.

         Action By Written Consent. Under Panamanian Law, our stockholders may act by written consent without a meeting. However, any such consent must be either: (1) signed by all our stockholders or their respective representatives or proxies; or (2) signed by the holders of at least a majority of our outstanding shares of capital stock entitled to vote (or, in the case of an amendment to the provisions of our articles of incorporation described below relating to business combination transactions or the number, election and classification of directors, the holders of at least two-thirds of our outstanding shares of capital stock entitled to vote) or their respective representatives or proxies, provided that written waivers of a meeting are obtained by all stockholders who have not signed the written consent (which waivers may be obtained after the consents have been obtained). The practical effect of these provisions is that our stockholders cannot take action by written consent without unanimous concurrence by the stockholders in the action to be taken.

         Business Combination Transactions Requiring More Than a Majority Vote. Under our articles of incorporation, whenever applicable law requires the vote or consent of our stockholders to authorize or approve a sale, lease or exchange of all or substantially all our property or assets or to adopt or approve an agreement of merger or consolidation of our company with or into any other corporation or to merge any other corporation into our company, the vote of at least two-thirds of our outstanding capital stock entitled to vote on that transaction is required for any such authorization, adoption or approval.

         The super-majority requirement described above could cause the following:

         o a delay, deferral or prevention of a change in control of our company;

         o        entrench management; or

         o make it more difficult to effect a business combination transaction even if the transaction is favored by a majority of our stockholders.

         Classified Board of Directors; Filling Vacancies on our Board of Directors. Our articles of incorporation provide for a classified board of directors. Our articles of incorporation also provide that the number of directors is to be fixed from time to time by vote of a majority of the board of directors, but will not be reduced so as to shorten the term of any director who is in office at the time of the reduction. As of November 1, 2001, our board of directors consisted of nine persons. As a result of the current size of our board, our board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. The directors of each class serve a term that expires at the third succeeding annual meeting of our stockholders after their election. At each annual meeting of our stockholders, the term of a different class of our directors expires. Our articles of incorporation provide that, if the number of members of our board of directors is reduced (1) below nine, there will be only two classes of directors, and (2) below six, there will be only one class of directors. Our articles of incorporation also provide that the classified board provisions may not be amended without the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote on that amendment. Although members of our board of directors may be removed by a majority vote of our stockholders entitled to vote in the election of directors, our articles of incorporation provide that any vacancies will be filled only by the affirmative vote of a majority of our remaining directors, even if less than a quorum. Therefore, without an amendment to our articles of incorporation, our board of directors could prevent any stockholder from removing directors or enlarging our board of directors and filling the vacancies with that stockholder's own nominees. The classification of our board of directors makes it more difficult for stockholders to change the composition of our board of directors and could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders' meeting following the date that party obtains that control.

         Stockholder Board Nominations and Other Proposals. Our by-laws establish an advance-notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of our stockholders. Our by-laws provide that, at any meeting of our stockholders, only such business may be conducted as shall have been brought before the meeting by or at the direction of our board of directors or by a stockholder who has given timely written notice meeting the requirements we describe below and who is a stockholder of record as of the time he gives that notice and will be entitled to vote at the meeting.

         Under these provisions, for notice of stockholder director nominations or proposals to be made at an annual meeting to be timely, the notice must generally be received by us:

         o not less than 90 days nor more than 120 days prior to the first anniversary of the previous year's annual meeting of stockholders, or

         o if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after that anniversary date, not earlier than the 120th day before the meeting and not later than the close of business on the later of (1) the 90th day before the meeting and (2) the tenth day after we first make a public announcement of the date of the meeting.

         Under the by-laws, a stockholder's notice to us proposing to nominate an individual for election as a director or relating to the conduct of business other than the nomination of directors at a meeting must contain specified information, including:

         o the name and address of the stockholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made;

         o a representation that the stockholder is entitled to vote at the meeting and a statement of the number of shares of our capital stock the stockholder owns and the number of shares of our capital stock the beneficial owner, if any, beneficially owns;

         o a representation that the stockholder intends to appear in person or by proxy at that meeting to nominate the person or persons or to propose the business specified in the notice; and

                  o        either,

                           o as to each person the stockholder proposes to nominate for election or re-election as a director, the name and address of that person and all other information regarding that nominee which would be required in a proxy statement filed under the SEC's rules if our board of directors had nominated that nominee, and a description of any arrangements or understandings between the stockholder and that nominee and any other persons under which the nomination is to be made, and the written consent of each such nominee to being named in the proxy statement as a nominee and to serve as a director if elected, or

                           o as to each matter the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting that business at the meeting and any material interest of the stockholder in that business.

         The chairman of the meeting may refuse to permit any business to be brought before a meeting by a stockholder if that business was not brought before the meeting in compliance with the advance-notice provisions.

         The advance-notice procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to our company and our stockholders.

         Amendments to Articles of Incorporation and By-laws. An amendment to our articles of incorporation generally requires the approval of the holders of a majority of our outstanding capital stock entitled to vote on the amendment. However, the affirmative vote of two-thirds of our outstanding capital stock entitled to vote is required to amend, alter, change or repeal the provisions of our articles of incorporation regarding:

         o the votes required for business combinations described above, and

         o        the number, election and classification of our directors.

         Our board of directors may amend, alter or repeal our by-laws and adopt new by-laws. In addition to requiring compliance with the advance-notice provisions described above, our by-laws provide that the vote of the holders of at least two-thirds of the voting power of the then outstanding shares of our capital stock entitled to vote is required for stockholders to amend, alter or repeal certain provisions of our by-laws relating to the powers and composition of our board of directors.

         Panamanian Regulation of Acquisitions of Control. Our company is registered with the Panamanian National Securities Commission and, as a result, is subject to Decree No. 45 of December 5, 1977, of the Republic of Panama, as amended. The decree imposes certain restrictions on offers to acquire voting securities of a company registered with the Panamanian National Securities Commission if, following such an acquisition, the acquiror would own more than 5% of the outstanding voting securities (or securities convertible into voting securities) of such company, with a market value of at least five million Balboas (approximately U.S. $5 million). Under the decree, any such offeror would be required to provide us with a declaration stating, among other things, the identity and background of the offeror, the source and amount of funds to be used in the proposed transaction and the offeror's plans with respect to our company. The Panamanian National Securities Commission may, on our request, hold a public hearing as to the adequacy of the disclosure provided by the offeror. Following such a hearing, the Panamanian National Securities Commission will either determine that full and fair disclosure has been provided and that the offeror has complied with the decree or prohibit the offeror from proceeding with the offer until it has furnished the required information and fully complied with the decree. Under the decree, such a proposed transaction cannot be consummated until 45 days after the delivery of the required declaration prepared or supplemented in a complete and accurate manner, and our board of directors may, in its discretion, within 15 days of receiving a complete and accurate declaration, elect to submit the transaction to a vote of our stockholders. In that case, the transaction could not proceed until it is approved by the holders of at least two-thirds of the voting power of the shares entitled to vote at a meeting held within 30 days of the date it is called. If such a vote is obtained, the shares held by the offeror would be voted in the same proportion as all other shares that are voted in favor of or against the offer. If the stockholders approve the transaction, it must be consummated within 60 days following the date of that approval. The decree provides for a civil right of action by stockholders against an offeror who does not comply with the provisions of the decree. It also provides that certain persons, including brokers and other intermediaries who participate with the offeror in a transaction that violates the decree, may be jointly and severally liable with the offeror for damages that arise from a violation of the decree.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

                             DESCRIPTION OF WARRANTS

         We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. If we issue warrants, we will do so under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

         If we offer any warrants, we will file the forms of warrant certificate and warrant agreement with the SEC, and you should read those documents for provisions that may be important to you.

         The prospectus supplement relating to any warrants being offered will include specific terms relating to the offering. These terms will include some or all of the following:

         o        the title of the warrants;

         o        the aggregate number of warrants offered;

         o the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable on exercise of the warrants, and procedures that may result in the adjustment of those numbers;

         o        the exercise price of the warrants;

         o the dates or periods during which the warrants are exercisable;

         o the designation and terms of any securities with which the warrants are issued;

         o if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

         o if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

         o any minimum or maximum amount of warrants that may be exercised at any one time;

         o any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

         o        any other terms of the warrants.

         Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

MODIFICATIONS

         We may amend the warrant agreements and the warrants without the consent of the holders of the warrants to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants.

         We may also modify or amend various other terms of the warrant agreements and the warrants with the consent of the holders of not less than a majority in number of the then outstanding unexercised warrants affected. Without the consent of the holders affected, however, no modification or amendment may:

         o shorten the period of time during which the warrants may be exercised; or

         o otherwise materially and adversely affect the exercise rights of the holders of the warrants.

ENFORCEABILITY OF RIGHTS

         The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under the warrant agreements or the warrant certificates. A warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder's right to exercise the holder's warrants.

                              PLAN OF DISTRIBUTION

         We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers or (3) through agents. The prospectus supplement will set forth the following information:

         o        the terms of the offering;

         o        the names of any underwriters or agents;

         o        the name or names of any managing underwriter or underwriters;

         o        the purchase price of the securities from us;

         o the net proceeds we will receive from the sale of the securities;

         o        any delayed delivery arrangements;

         o any underwriting discounts, commissions and other items constituting underwriters' compensation;

         o        the initial public offering price;

         o any discounts or concessions allowed or reallowed or paid to dealers; and

         o        any commissions paid to agents.

SALE THROUGH UNDERWRITERS OR DEALERS

         If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

         If we use underwriters in the sale of the offered securities, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our securities until the distribution of the offered securities is completed. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the offered securities.

         In connection with an underwritten offering, the underwriters may make short sales of the offered securities and may purchase our securities on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. "Covered" short sales are made in an amount not greater than the over-allotment option we may grant to the underwriters in connection with the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing our securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our securities in the open market. A naked short position is more like to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

         The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase our securities in the open market to reduce the selling group members' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases or those purchases could prevent or retard a decline in the price of the security. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

         Neither we nor the underwriters will make any representation or prediction as to the direction or magnitude of any effect that the transactions we describe above may have on the price of the offered securities. In addition, neither we nor the underwriters will make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

         If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

         We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

         We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

DELAYED DELIVERY CONTRACTS

         If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from selected types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

         We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL OPINIONS

         Baker Botts L.L.P., Houston, Texas, our special U.S. counsel, will issue an opinion about the legality of any debt securities or warrants we offer through this prospectus. Durling & Durling, Panama, our Panamanian counsel, will issue an opinion about the legality of any shares of common stock or preferred stock we offer through this prospectus. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

                                     EXPERTS

         The financial statements of McDermott incorporated in this prospectus by reference to the annual report on Form 10-K of McDermott for the year ended December 31, 2000 have been so incorporated in reliance on the report (which contains an emphasis of a matter paragraph relating to asbestos-related claims against McDermott's subsidiary, B&W, recovery of McDermott's investment in B&W and certain liquidity matters) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The financial statements of B&W incorporated in this prospectus by reference to the annual report on Form 10-K of McDermott for the year ended December 31, 2000 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to B&W's ability to continue as a going concern) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         This prospectus is part of a registration statement we have filed with the SEC relating to the securities. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC's public reference room or through its Web site.

         The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the offered securities. The documents we incorporate by reference are:

         o our annual report on Form 10-K for the year ended December 31, 2000, as amended;

         o our quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2001;

         o our current report on Form 8-K dated as of October 17, 2001, which reported our entering into a rights agreement providing for, among other things, our issuance of rights to purchase preferred stock to the holders of our common stock;

         o our current report on Form 8-K dated as of October 29, 2001, which reported our sale of McDermott Engineers & Constructors (Canada) Ltd. and its subsidiaries; and

         o the description of the common stock in our registration statement on Form 8-A filed with the SEC on December 7, 1982, as amended, and the description of the rights to purchase preferred stock contained in our registration statement on Form 8-A filed with the SEC on October 17, 2001.

         We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning us at the following address:

                  McDermott International, Inc.
                  1450 Poydras Street
                  New Orleans, Louisiana 70112-6050
                  Attention: Corporate Secretary
                  Telephone: (504) 587-5400

         You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any person to provide information other than that provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on its cover page or that any information contained in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as we describe above for updated information.

                       ENFORCEABILITY OF CIVIL LIABILITIES

         Although McDermott is a Panamanian corporation, its principal executive office is located in, and all of its executive officers and all but one of its directors are residents of, the United States. Accordingly, investors will be able to effect service of process within the United States on McDermott. However, it may be difficult for investors to execute, levy upon or otherwise satisfy in United States courts, judgments against McDermott obtained in United States courts predicated solely on the civil liability provisions of the United States securities laws. In the opinion of Durling & Durling, our Panamanian counsel, Panamanian courts would enforce a judgment of a United States court obtained against McDermott predicated on the civil liability provisions of the United States securities laws, provided that such judgment is approved by the Supreme Court of Panama. In an original action, however, a Panamanian court would not impose liabilities against McDermott predicated solely on the United States securities laws.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth expenses payable by McDermott International, Inc. (the "Company") in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimates, except the SEC registration fee.

             SEC registration fee.....................................................       $ 75,000
             NASD fee.................................................................         30,500
             NYSE listing fees........................................................         50,000
             Printing expenses........................................................         40,000
             Legal fees and expenses..................................................         80,000
             Accounting fees and expenses.............................................         60,000
             Fees and expenses of trustee and counsel.................................         20,000
             Fees and expenses of transfer agent......................................          5,000
             Rating agency fees.......................................................         50,000
             Miscellaneous expenses...................................................         14,500
                                                                                             --------
                  Total...............................................................       $425,000
                                                                                             ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

PANAMA LAW

         Under the Civil Code of the Republic of Panama (the "PCC"), an agent is indemnified against liability incurred in acting without fault or imprudence on behalf of the agent's principal. It is the opinion of Durling & Durling, our Panamanian counsel ("Panamanian Counsel"), that this provision would apply to indemnify directors and officers against liability incurred in connection with the performance of their duties. According to Panamanian Counsel, Panamanian law does not recognize the concept of actions brought by stockholders in the right of the corporation against directors or officers (i.e., derivative actions). Directors can be held liable to the corporation or stockholders only on demand made by resolution of the stockholders, which the Company believes is difficult to achieve in a public company.

BY-LAWS OF THE REGISTRANT

         Article VI of the amended and restated by-laws of the Company provides for the indemnification of officers and directors as follows:

                                   ARTICLE VI

                                 Indemnification

                  Section 1. Each person (and the heirs, executors and administrators of such person) who is or was a director or officer of the Company shall in accordance with Section 2 of this ARTICLE VI be indemnified by the Company against any and all liability and reasonable expense that may be paid or incurred by him in connection with or resulting from any actual or threatened claim, action, suit or proceeding (whether brought by or in the right of the Company or otherwise), civil, criminal, administrative or investigative, or in connection with an appeal relating thereto, in which he may become involved, as a party or otherwise, by reason of his being or having been a director or officer of the Company or, if he shall be serving or shall have served in such capacity at the request of the Company, a director, officer, employee or agent of another corporation or any partnership, joint venture, trust or other entity whether or not he continues to be such at the time such liability or expense shall have been paid or incurred, provided such person acted, in good faith, in a manner he reasonably believed to be in or not opposed to the best interest of the Company and in addition, in criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. As used in this ARTICLE VI, the terms, "liability" and "expense" shall include, but shall not be limited to, counsel fees and disbursements and amounts of judgments, fines or penalties against, and amounts paid in settlement by, such director or officer. The termination of any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, or investigative, by judgment, settlement (whether with or without court approval), conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that such director or officer did not meet the standards of conduct set forth in this Section 1.

                   Section 2. Every such director and officer shall be entitled to indemnification under Section 1 of this ARTICLE VI with respect to any claim, action, suit or proceeding of the character described in such Section 1 in which he may become in any way involved as set forth in such Section 1, if (i) he has been wholly successful on the merits or otherwise in respect thereof, or (ii) the Board of Directors acting by a majority vote of a quorum consisting of directors who are not parties to (or who have been wholly successful with respect to) such claim, action, suit or proceeding, finds that such director or officer has met the standards of conduct set forth in such Section 1 with respect thereto, or (iii) a court determines that he has met such standards with respect thereto, or (iv) independent legal counsel (who may be the regular counsel of the Company) deliver to the Company their written advice that, in their opinion, he has met such standards with respect thereto.

                  Section 3. Expenses incurred with respect to any claim, action, suit or proceeding of the character described in Section 1 of this ARTICLE VI may be advanced by the Company prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount unless it is ultimately determined that he is entitled to indemnification under this ARTICLE VI.

                  Section 4. The rights of indemnification under this ARTICLE VI shall be in addition to any rights to which any such director or officer or any other person may otherwise be entitled by contract or as a matter of law.

         The Company has also entered into indemnification agreements with each of its directors. These indemnification agreements generally provide the Company's directors with contractual rights of indemnification and advancement of expenses consistent with the provisions of Article VI of the Company's amended and restated by-laws.

         Additionally, the Company's articles of incorporation, as amended, contain a provision that eliminates the personal liability of each director to the Company or its stockholders for monetary damages for breach of the director's fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or an unlawful stock purchase or redemption or (iv) any transaction from which that director derived an improper personal benefit. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care.

         The Company also maintains directors' and officers' liability insurance for its directors and officers that protects them from certain losses arising from claims or charges made against them in their capacities as directors or officers of the Company.

         Agreements the Company may enter into with underwriters, dealers and agents who participate in the distribution of securities of the Company may contain provisions relating to the indemnification of the Company's officers and directors.

ITEM 16. EXHIBITS.*

     EXHIBIT NO.     DESCRIPTION OF EXHIBIT

          *1.1       Form of Underwriting Agreement.

         **4.1 Articles of Incorporation, as amended, of McDermott International, Inc. (incorporated by reference herein to Exhibit 3.1 to McDermott International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 1996 (File No. 1-08430)).

          +4.2       Amended and Restated By-laws of McDermott International,
                     Inc.

          +4.3       Specimen of Common Stock certificate.

          +4.4       Form of Indenture relating to the Senior Debt Securities.

          +4.5       Form of Indenture relating to the Subordinated Debt
                     Securities.


         **4.6 Amended and Restated Certificate of Designation of Series D Participating Preferred Stock (incorporated by reference herein to Exhibit 3.1 to McDermott International, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (File No. 1-08430)).


         **4.7 Rights Agreement dated as of October 17, 2001 between McDermott International, Inc. and EquiServe Trust Company, N.A., as Rights Agent (incorporated by reference herein to Exhibit 1 to McDermott International, Inc.'s Current Report on Form 8-K dated October 17, 2001 (File No. 1-08430)).

         +*5.1       Opinion of Baker Botts L.L.P.

         +*5.2       Opinion of Durling & Durling.

         +12.1 Statement showing computation of ratios of earnings to fixed charges.

         +23.1       Consent of PricewaterhouseCoopers LLP.

         +23.2       Consent of Baker Botts L.L.P.

         +23.3       Consent of Durling & Durling.

         +24.1       Powers of Attorney.

         *25.1       Statement of Eligibility of Trustee on Form T-1.

----------

         * The Company will file as an exhibit to a current report on Form 8-K
         (i) any underwriting agreement relating to securities offered hereby,
         (ii) the instruments setting forth the terms of any debt securities, preferred stock or warrants, (iii) any additional required opinion of counsel to the Company as to the legality of the securities offered hereby, (iv) any required opinion of counsel to the Company as to certain tax matters relative to securities offered hereby or (v) any Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of the applicable trustee.

         ** Incorporated by reference to the filing indicated.

         + Previously filed.

ITEM 17. UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section
                  10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

         provided, however, that the undertakings set forth in paragraphs
         (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
         Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (e) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee under any indenture relating to the debt securities to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 (the "Act") in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, McDermott International, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, the State of Louisiana, on December 11, 2001.




                                       MCDERMOTT INTERNATIONAL, INC.


                                       By: /s/ Bruce W. Wilkinson
                                          --------------------------------------
                                          Bruce W. Wilkinson
                                          Chairman of the Board and Chief
                                          Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities indicated on December 11, 2001.


                  Signature                                                     Title
                  ---------                                                     -----
    /s/ Bruce W. Wilkinson                                    Chairman of the Board and Chief Executive Officer
-----------------------------------------------------         and Director
    Bruce W. Wilkinson                                        (Principal Executive Officer and Authorized Representative)


    /s/ Bruce F. Longaker                                     Executive Vice President and Chief Financial Officer
-----------------------------------------------------         (Principal Financial and Accounting Officer)
    Bruce F. Longaker


    Phillip J. Burguieres*                                    Director
-----------------------------------------------------
    Phillip J. Burguieres


    Ronald C. Cambre*                                         Director
-----------------------------------------------------
    Ronald C. Cambre


    Bruce Demars*                                             Director
-----------------------------------------------------
    Bruce DeMars


    Joe B. Foster*                                            Director
-----------------------------------------------------
    Joe B. Foster


    Robert L. Howard*                                         Director
-----------------------------------------------------
    Robert L. Howard


    John W. Johnston, Jr.*                                    Director
-----------------------------------------------------
    John W. Johnston, Jr.

    John N. Turner*                                           Director
-----------------------------------------------------
    John N. Turner


    Richard E. Woolbert*                                      Director
-----------------------------------------------------
    Richard E. Woolbert



*By:    /s/ Bruce F. Longaker
    -------------------------------------------------
        Bruce F. Longaker
        (Attorney-in-Fact)

                                  EXHIBIT INDEX


   EXHIBIT
   NUMBER        DESCRIPTION
   -------       -----------
     *1.1   --   Form of Underwriting Agreement

    **4.1   --   Articles of Incorporation, as amended, of McDermott
                 International, Inc. (incorporated by reference herein to
                 Exhibit 3.1 to McDermott International, Inc.'s Annual Report on
                 Form 10-K for the year ended March 31, 1996 (File No.
                 1-08430)).

     +4.2   --   Amended and Restated By-laws of McDermott International, Inc.

     +4.3   --   Specimen of Common Stock certificate.

     +4.4   --   Form of Indenture relating to the Senior Debt Securities.

     +4.5   --   Form of Indenture relating to the Subordinated Debt Securities.

    **4.6   --   Amended and Restated Certificate of Designation of Series D
                 Participating Preferred Stock (incorporated by reference herein to Exhibit 3.1 to McDermott International, Inc.'s Quarterly
                 Report on Form 10-Q for the quarter ended September 30, 2001
                 (File No. 1-08430)).

    **4.7   --   Rights Agreement dated as of October 17, 2001 between McDermott
                 International, Inc. and EquiServe Trust Company, N.A., as
                 Rights Agent (incorporated by reference herein to Exhibit 1 to
                 McDermott International, Inc.'s Current Report on Form 8-K
                 dated October 17, 2001 (File No. 1-08430)).

    +*5.1   --   Opinion of Baker Botts L.L.P.

    +*5.2   --   Opinion of Durling & Durling.

    +12.1   --   Statement showing computation of ratios of earnings to fixed charges.

    +23.1   --   Consent of PricewaterhouseCoopers LLP.

    +23.2   --   Consent of Baker Botts L.L.P.

    +23.3   --   Consent of Durling & Durling.

    +24.1   --   Powers of Attorney.

    *25.1   --   Statement of Eligibility of Trustee on Form T-1.


----------

         * The Company will file as an exhibit to a current report on Form 8-K
         (i) any underwriting agreement relating to securities offered hereby,
         (ii) the instruments setting forth the terms of any debt securities, preferred stock or warrants, (iii) any additional required opinion of counsel to the Company as to the legality of the securities offered hereby, (iv) any required opinion of counsel to the Company as to certain tax matters relative to securities offered hereby or (v) any Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of the applicable trustee.

         ** Incorporated by reference to the filing indicated.

         + Previously filed.